Mail Stop 4561

May 30, 2008

Irwin Balaban, Chief Executive Officer
Robocom Systems International, Inc.
17 Fairbanks Boulevard
Woodbury, NY 11797
Also via facsimile: (516) 367-9588

      Re: Robocom Systems International, Inc.
              Revised Preliminary Information Statement on Schedule 14C
              Filed May 28, 2008
              File No. 000-22735

Dear Mr. Balaban:

      We have completed our review of your revised filing and response letter, and have no further comments at this time.

              Sincerely,

              David L. Orlic
              Special Counsel

cc: <u>Via Facsimile (212) 798-6380</u>
        Eric M. Hellige
        Pryor Cashman LLP